FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of March 2005.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Copal Revises Financial Forecasts for the Year Ending March 31, 2005 and Announces Dissolution of Employees' Pension Fund

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on March 16, 2005, in Kyoto, Japan

Nidec Copal Revises Financial Forecasts for the Year Ending March 31, 2005
and Announces Dissolution of Employees' Pension Fund

Nidec Corporation today announced that Nidec Copal Corporation (“the Company”), one of its consolidated subsidiaries whose shares are listed on the First Section of the Tokyo Stock Exchange (Code:7756), has revised its consolidated and non-consolidated financial forecasts for the year ending March 31, 2005 as shown in the following table. The Company also announced that it dissolved its Employees' Pension Fund on February 25, 2005 upon the approval of the Ministry of Health, Labor and Welfare of Japan.

1. Revised consolidated financial forecasts (Japanese GAAP) for the year ending March 31, 2005.

					(Yen in millions)
	For the year ending March 31, 2005				Results for the year ended March 31, 2004
	Previous forecast (Oct. 29, 2004)	Revised forecast	Change (amount)	Change (percent)
Net sales	75,000	69,000	6,000	8.0%	65,547
Recurring income	7,400	6,700	700	9.5%	6,230
Net income	4,000	4,800	800	20.0%	3,460

2. Revised non-consolidated financial forecasts (Japanese GAAP) for the year ending March 31, 2005.

					(Yen in millions)
	For the year ending March 31, 2005				Results for the year ended March 31, 2004
	Previous forecast (Oct. 29, 2004)	Revised forecast	Change (amount)	Change (percent)
Net sales	69,500	63,000	6,500	9.4%	58,944
Recurring income	4,200	3,800	400	9.5%	3,910
Net income	2,400	2,900	500	20.8%	2,207

-Continued on next page-

3. Reasons for revision

The Company revised its sales and recurring income forecasts downward and net income forecast upward. The downward revision on the Company's sales and recurring income reflects: (a) a sudden cancellation of a large-lot customer order for the Company's digital camera lens units resulting from prolonged inventory adjustments on the customer part and (b) postponed production of a substantial number of LCD (liquid-crystal display) back-lighting units due to the unexpectedly sluggish pace of demand recovery. The Company's net income is expected to increase as a result of the dissolution of its Employees' Pension Fund. The Company is set to revamp its electronics components business and improve its financial health through disposals of underutilized assets.

4. Regarding the dissolution of the Employees' Pension Fund (the "Fund") of the Company

(1) Reasons for dissolution of the Fund

The Company has managed the Fund since it was officially approved and established as a mutual-benefit, entrusted corporate pension plan in October 1970. However, the financial base of the Fund has been rapidly weakening as today's severe operational environment significantly reduces the Company's pension assets. Meanwhile, reflecting the aging population, the Fund is fast reaching maturity with fewer revenue sources and a disportionately large number of pensioners. Assuming the current situation will remain unchanged for the foreseeable future and that increases in premiums will be unavoidable, the Company concluded that maintaining the Fund would have an adverse impact on its financial health going forward and dissolved the Fund with the understanding and agreement of its employees.

(2) Impact on the Company's consolidated and non-consolidated financial results for the year ending March 31, 2005

The Company plans to report an extraordinary gain of approximately ¥3.4 billion on a consolidated basis and approximately ¥3.1 billion on a non-consolidated basis in its financial statements for the year ending March 31, 2005, as a result of the reversal of allowance for employees' retirement benefits executed in connection with the dissolution of the Fund.

Disclaimer Regarding Forward-Looking Statements
This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group's financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

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